Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
March 20, 2014	NYSE:SLW

SILVER WHEATON ADOPTS BY-LAW AMENDMENTS FOR
ADVANCE NOTICE FOR DIRECTOR NOMINATIONS, INCREASE TO
QUORUM FOR SHAREHOLDER MEETINGS AND UPDATE OF NOTICE AND
SIGNATURE PROVISIONS

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) announces the adoption by its Board of Directors (the “Board”) of amendments to its by-laws to (i) add a provision that requires advance notice to the Company for director nominations, (ii) increase the quorum for shareholder meetings from 10% to 25%, and (iii) update of notice and signature provisions.

Advance Notice By-Law for Director Nominations

The advance notice for director nominations provision would apply in circumstances where director nominations are made by shareholders of the Company, other than in connection with (i) the requisition of a shareholders’ meeting, or (ii) a shareholder proposal, in each case made pursuant to the Business Corporations Act (Ontario) (the “Advance Notice Provision”).

Among other things, the Advance Notice Provision fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company. In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice Provision provides a clear process for shareholders to follow for director nominations and sets out a reasonable time frame for nominee submissions and the provision of accompanying information. The Advance Notice Provision should ensure that all shareholders receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Provision should assist in facilitating an orderly and efficient meeting process.

Increase in Quorum for Shareholder Meetings

The Company has typically had a large percentage of its shareholders represented at annual general meetings. However, in accordance with good corporate governance practice, the quorum for shareholder meetings was increased from 10% to 25% of the issued shares of the Company to be represented at the meeting in person or by proxy. The increase in quorum should assist the Company in continuing to have a large number of shareholders represented at shareholder meetings.

Updated Notice and Signature Provisions

The evolution of technology and ongoing changes to the framework for the delivery of documents to shareholders means that the Company must be in a position to respond to, and take advantage of, these future changes. The expansion of the Company’s notice and signature provisions to include all digital, optical and other similar means will allow the Company to be well-positioned to take advantage of any future technological changes and any cost savings that may result.

All of the by-law amendments are effective immediately and will be placed before shareholders for ratification and confirmation at the next annual and special meeting of shareholders of the Company to be held on May 9, 2014. A copy of the by-law amendments has been filed under the Company’s SEDAR profile at www.sedar.com.

About Silver Wheaton

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2014 attributable production is approximately 36 million silver equivalent ounces1, including 155,000 ounces of gold. By 2018, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces1, including 250,000 ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on Hudbay’s Constancia project and Vale’s Salobo and Sudbury mines.

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1 Silver equivalent production forecast assumes a gold/silver ratio of 60:1.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact of various legal and tax matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com